Exhibit (d)(6)

FIRST AMENDMENT to

MUTUAL NON-DISCLOSURE AGREEMENT

This First Amendment to Mutual Non-Disclosure Agreement (this “Amendment”) is entered into as of November 14, 2023, by and between Icosavax, Inc., a Delaware corporation (“Icosavax”), and AstraZeneca UK Limited, a company incorporated in England under No. 3674842 whose registered office is at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England on its behalf and on behalf of its Affiliates (as defined in the Agreement) (“Company”).

RECITALS

WHEREAS, Icosavax and the Company are parties to that certain Mutual Non-Disclosure Agreement, dated as of August 22, 2023 (the “Agreement”);

WHEREAS, Section 11 of the Agreement provides that the Agreement may not be amended except by a writing signed by both parties thereto; and

WHEREAS, pursuant to Section 11 of the Agreement, Icosavax and the Company desire to amend the Agreement as described herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Icosavax and the Company hereby agree as follows:

ARTICLE 1. Definitions; Effect of Amendment

1.1            Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

1.2            Effect of Amendment. The Agreement is amended as set forth in this Amendment. Except as specifically provided for in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect. Each reference in the Agreement to “hereof,” “hereunder” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. No reference to this Amendment need be made in any instrument or document making reference to the Agreement. The provisions of Sections 11, 12, 13, 14, 15, 16 and 18 of the Agreement (as amended by this Amendment) shall apply mutatis mutandis to this Amendment and to the Agreement as modified by this Amendment. The captions and headings in this Amendment are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Amendment. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

ARTICLE 2. Amendment

2.1            Standstill. Section 19 is hereby added to the Agreement as follows:

“Standstill. As of the date hereof, the Company hereby represents and warrants to Icosavax that neither the Company nor any of its Authorized Representatives acting on the Company’s behalf or Affiliates owns or has beneficial ownership of any securities of Icosavax. The Company agrees that, until the termination of the Standstill Period (as hereinafter defined), unless specifically invited in writing by the Board of Directors of Icosavax, neither the Company nor any of its Affiliates, subsidiaries or Authorized Representatives will in any manner, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or participate in:

a)            any acquisition of (i) any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof) of Icosavax, or (ii) any assets (other than in the ordinary course of business), indebtedness or businesses of, Icosavax;

b)            any tender or exchange offer, merger or other business combination involving Icosavax;

c)            any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Icosavax;

d)            any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of Icosavax;

e)            any action, whether alone or in concert with others, to seek or obtain representation on or to control or influence the management, the Board of Directors or the policies of Icosavax or to obtain representation on the Board of Directors of Icosavax;

f)            the entry into any arrangements with, or any action to advise, assist or knowingly encourage any third party, or any action to form, join or participate in a group or otherwise act in concert with any person, in each case, with respect to any of the foregoing; or

g)            any action which would or would reasonably be expected to require Icosavax to make a public announcement regarding any of the types of matters set forth in the foregoing.

The Company also agrees during such period not to request (in any manner that would reasonably be likely to cause Icosavax to be required to disclose publicly) that Icosavax or any of its Authorized Representatives, directly or indirectly, amend or waive any provision of this Section 19 (including this sentence).

The restrictions contained in this Section 19 shall not apply to (i) bona fide private negotiations between the Company, its Affiliates or its Authorized Representatives, on the one hand, and Icosavax, its Affiliates and its Authorized Representatives, on the other hand, with respect to a potential transaction between the parties hereto (including, for the avoidance of doubt, the submission of confidential proposals), or (ii) transactions in securities of Icosavax by a broker-dealer in its capacity as underwriter or market-maker or in connection with its proprietary trading or arbitrage activities or other similar activities in the ordinary course of business, provided that such activities are not in connection with any plan, arrangement, understanding or intention to influence, or affect control over, the management, Board of Directors or policies of Icosavax.

For purposes of this Section 19, the “Standstill Period” shall mean the earliest of (i) twelve months from the date of this Amendment; (ii) the execution of a final definitive agreement with respect to a transaction or series of transactions by the Company or its Affiliates and Icosavax; (iii) the execution of a final definitive agreement between Icosavax and any person or group other than the Company or its Affiliates, providing for any merger, acquisition, or other business combination, tender or exchange offer or any recapitalization, restructuring, or other extraordinary transaction of at least a majority of the (a) voting securities (or beneficial ownership thereof) of Icosavax or (b) consolidated assets of Icosavax; or (iv) the commencement of any tender or exchange offer, pursuant to which such person or group would beneficially own at least a majority of the outstanding voting power of Icosavax or the surviving parent entity and, within 10 business days after the commencement of such tender or exchange offer, the Board of Directors of Icosavax either (a) recommends in favor of such proposed tender or exchange offer or approves such tender or exchange offer or (b) has not recommended against such tender or exchange offer.”

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed or caused this Amendment to be executed as of the date first written above.

Icosavax, Inc.

By:	/s/ Adam Simpson
Name:	Adam Simpson
Title:	Chief Executive Officer

AstraZeneca UK Limited

By:	/s/ Shaun Grady
Name:	Shaun Grady
Title:	SVP Business Development Operations

[Signature Page to First Amendment to Mutual Non-Disclosure Agreement]